

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Bilbao Vizcaya Argentaria, S.A., under the Exchange Act of 1934.

- 0.875% Fixed Rate Senior Preferred Notes due 2023
- 1.125% Fixed Rate Senior Preferred Notes due 2025

Sincerely,

Ben Sawyer